UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


       In the Matter of

 SYSTEM ENERGY RESOURCES, INC.        CERTIFICATE
                                      PURSUANT TO
       File No. 70-8511               RULE 24

(Public Utility Holding Company
         Act of 1935)



          This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transaction described below, which was proposed, among others, by System Energy Resources, Inc. ("Company") in the Application-Declaration on Form U-1, as amended, in the above File ("Application-Declaration"), has been carried out in accordance with the terms and conditions of, and for the purposes represented by the Application-Declaration and pursuant to the Orders of the Securities and Exchange Commission dated May 9, 1955 (Release No. 35-26287) and August 18, 1995 (Release No. 35-26358) with respect thereto.

          On October 11, 1995, the Company issued and sold by negotiated public offering to Bear, Stearns & Co. Inc. and Salomon Brothers Inc, as underwriters, $30 million in aggregate principal amount of the Company's 7.38% Debentures due October 1, 2000 (the "Debentures"), issued pursuant to the Indenture (for Unsecured Debt Securities) dated as of September 1, 1995 (the "Indenture") between the Company and Chemical Bank, as trustee (the "Trustee"), and an Officer's Certificate dated October 11, 1995 (the "Officer's Certificate"), establishing the terms of said series of Debentures.

          Attached hereto and incorporated by reference are:

Exhibit B-10(a)     -    Conformed copy of Indenture between the
                         Company and the Trustee.

Exhibit B-10(b)     -    Conformed copy of Officer's Certificate
                         establishing terms of Debentures.

Exhibit B-12(a)     -    Conformed copy of Underwriting Agreement for
                         sale of the Debentures.

Exhibit F-1(b)      -    Post-effective opinion of Wise Carter Child
                         & Caraway, Professional Association, counsel to System Energy.

Exhibit F-2(b)      -    Post-effective opinion of Reid & Priest LLP.

Exhibit C-1(a)      -    Copy of Prospectus used in connection with
                         the sale of the Debentures (previously filed in 33-61189 and incorporated herein by reference).


          IN WITNESS WHEREOF, the Company has caused this certificate to be executed this 20th day of October, 1995.

                                 SYSTEM ENERGY RESOURCES, INC.


                                 By:   /s/ William J. Regan, Jr.
                                         William J. Regan, Jr.
                                     Vice President and Treasurer